January 13, 2022

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, NE Washington, D.C. 20549 Attn: Sherry Haywood

Re:	Kimbell Tiger Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed December 17, 2021
File No. 333-258260

Dear Ms. Haywood:

On behalf of our client, Kimbell Tiger Acquisition Corporation, a Selaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended registration statement on Form S-1 filed on December 17, 2021 (the “Amended Registration Statement”), contained in the Staff’s letter dated January 12, 2022 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note your disclosure that you may also raise additional proceeds to complete the acquisition by selling a royalty interest in the underlying assets to KRP or its affiliates. Please include risk factor disclosure related to selling a royalty interest in the underlying assets to KRP or its affiliates. Please clearly disclose the circumstances, such as the acquisition of a target in a particular industry, that would lead you to sell a royalty interest to KRP or its affiliates.

Response: The Company acknowledges the Staff's comment and, in response to the Staff's comment, has added a new risk factor regarding the sale of a royalty interest in the underlying assets to KRP or its affiliates. Please see page 71 of Amendment No. 2.

Capitalization, page 90

United States Securities and Exchange Commission

January 13, 2022

2.	Please explain how you determined the $200 million in the mezzanine equity and how you believe the measurement method you used complies with the guidance in paragraph 15 of ASC 480-10- S99-3A. Please also revise to disclose the measurement method you used to determine this amount.

Response: The Company acknowledges the Staff's comment and has revised the “Class A common stock subject to possible redemption” line of the Capitalization table to reflect the amount of cash that will be held in trust and payable to public stockholders who properly redeem their shares in connection with the Company's successful completion of its initial business combination. In addition, in response to the Staff's comment, the Company has revised Footnote 3 to the Capitalization table to state that the Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. The Company has further disclosed that increases or decreases in the carrying amount of redeemable common stock are affected by changes against additional paid-in capital and accumulated deficit. Please see page 91 of Amendment No. 2.

3.	Please tell us how you determined the “as adjusted” total stockholders’ equity to be $5,000,001. In this regard, provide your calculation of the “as adjusted” additional paid-in capital and your consideration for the guidance in ASC 480-10- S99-3A.

Response: The Company acknowledges the Staff's comment and has revised the “as adjusted” total stockholders' equity (deficit) amount in the Capitalization table. Such amount equals the Company's “as adjusted” total assets, minus “as adjusted” total liabilities, minus the “as adjusted” value of common stock that may be redeemed in connection with the Company's initial business combination. Please see page 91 of Amendment No. 2.

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United States Securities and Exchange Commission

January 13, 2022

Please do not hesitate to contact Jason Rocha at (713) 496-9732, A.J. Ericksen at (713) 496-9688 or Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Zachary M. Lunn, Kimbell Tiger Acquisition Corporation

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